SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TESSCO Technologies, Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Hillel Tendler, Esquire, Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.

One South Street, 27th Floor, Baltimore, Maryland 21202, (410) 332-8552

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 20, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Robert B. Barnhill, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES	7	SOLE VOTING POWER 1,486,234
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 124,750
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,486,234
PERSON WITH	10	SHARED DISPOSITIVE POWER 124,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,610.984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 filed on February 18, 2009, Amendment No. 2 filed on February 22, 2012 and Amendment No. 3 filed on August 26, 2016 by the Reporting Person, and is being filed to report an update relating to the Reporting Person’s investment in the Issuer.

Item 1.	Security and Issuer.

This statement relates to shares of common stock, par value $.01 per share (the “Shares”), of TESSCO Technologies, Incorporated (the “Issuer”), 11126 McCormick Road, Hunt Valley, Maryland 21031. All Share figures in this statement have been adjusted to reflect the Issuer’s stock dividends over the years.

Item 2.	Identity and Background.

(a)       The name of the Reporting Person is Robert B. Barnhill, Jr. (the “Reporting Person”).

(b)       The Reporting Person’s business address is 11126 McCormick Road, Hunt Valley, Maryland 21031.

(c)       The Reporting Person is Chairman of the Board of the Issuer.

(d)       No.

(e)       No.

(f)       The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person may acquire additional Shares through the vesting of performance share units granted to him in his capacity as an executive officer of the Issuer.

The Shares covered by this statement were acquired by the Reporting Person by: purchases directly from the Issuer prior to the Issuer’s 1994 initial public offering; the past exercise of stock options granted by the Issuer under stock option plans maintained by the Issuer; the issuance by the Issuer to the Reporting Person of restricted Shares and performance stock units under award plans maintained by the Issuer; and the issuance by the Issuer to the Reporting Person of stock dividends on issued and outstanding Shares.

Item 4.	Purpose of Transaction.

The Reporting Person has acquired the Shares covered by this statement from time to time to increase his equity position in the Issuer and to compensate the Reporting Person for his services to the Issuer.

The Reporting Person intends to engage in discussions with members of the Board, the Issuer’s management, the Issuer’s other stockholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the Issuer’s business, operations, governance, management, strategy and/or capitalization.  These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including potentially pursuing an acquisition of all of the Shares the Reporting Person does not already own (a “Buyout Transaction”).

In connection with any potential Buyout Transaction, the Reporting Person may obtain access to due diligence materials from the Issuer, engage financial and legal advisers, and conduct preliminary discussions with the Issuer regarding hypothetical terms of a Buyout Transaction. The Reporting Person has not made a formal proposal for a Buyout Transaction, and has not determined to do so. Any final decision by the Reporting Person to proceed with a definitive proposal for a Buyout Transaction will be subject to the completion of his due diligence review. The Reporting Person ultimately may decide not to pursue a Buyout Transaction, and even if the Reporting Person does pursue a Buyout Transaction, he may be unable to complete a definitive agreement with the Issuer for a Buyout Transaction (for example, if he is unable to reach agreement with the Issuer on the price per Share to be paid). The Reporting Person presently expects that he will pursue a Buyout Transaction only if financing is available and as part of a consortium with one or more other parties. The Reporting Person has held preliminary discussions with potential consortium partners and financing sources, but no agreement has been reached on the terms of any consortium or financing. The Reporting Person expects that before any consortium partner or financing source commits to participate with the Reporting Person in a Buyout Transaction, the consortium partner and financing source will need to complete its own due diligence and financial analyses and obtain the requisite internal corporate approvals. Except as may be required under the federal securities laws, the Reporting Person presently expects to make no further public disclosure regarding a Buyout Transaction unless the parties enter into a definitive agreement for a transaction.

The Reporting Person intends to review his investment in the Issuer on a continuing basis.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of Shares, conditions in the securities markets, and general economic and industry conditions, the Reporting Person, may take actions with respect to his investment in the Issuer.  These actions include changing his current investment purpose and/or, from time to time, (i) acquiring or causing affiliates to acquire additional Securities in open market transactions, in privately negotiated transactions or through other methods; (ii) disposing or causing affiliates to dispose of some or all of the Securities in open market transactions, in privately negotiated transactions or through other methods; or (iii) continuing to hold or causing affiliates to hold the Securities (or any combination or derivative thereof).  In addition, the Reporting Person may engage in discussions with members of the Board, the Issuer’s management, the Issuer’s other stockholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the Issuer’s business, operations, governance, management, strategy and/or capitalization. These discussions and/or actions may also relate to, or may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 8,547,747 outstanding Shares as of January 31, 2020, as reported in the Issuer’s Form 10-Q filed on February 7, 2020.

(a)           The Reporting Person is the beneficial owner of 1,610,984 Shares, including 2,250 Shares to be issued to the Reporting Person in May 2020 pursuant to restricted stock units (RSUs) granted to the Reporting Person (see Item 6, below), 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s children but of which the Reporting Person is the sole manager, 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s children of which the Reporting Person is one of two trustees. A portion of the 1,265,734 Shares held by the Reporting Person have been transferred to a revocable trust created by the Reporting Person for estate planning purposes and of which the Reporting Person is the sole trustee.

(b)           (i) The Reporting Person has sole power to vote 1,486,234 Shares, including 2,250 Shares to be issued to the Reporting Person in May 2020 pursuant to RSUs granted to the Reporting Person, and 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s children but of which the Reporting Person is the sole manager.

(ii) The Reporting Person shares power to vote 124,750 Shares, including 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s children of which the Reporting Person is one of two trustees.

(iii) The Reporting Person has sole power to dispose of 1,486,234 Shares, including 2,250 Shares to be issued to the Reporting Person in May 2020 pursuant to RSUs granted to the Reporting Person, and 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s children but of which the Reporting Person is the sole manager.

(iv) The Reporting Person shares power to dispose of 124,750 Shares, including 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s children of which the Reporting Person is one of two trustees.

(v)       Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, this Report shall not be deemed as an admission by the Reporting Person of beneficial ownership of the 26,500 Shares owned by the charitable foundation.

(c)           Not applicable.

(d)           The charitable foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (the “Economic Rights”), the 26,500 Shares held by the charitable foundation. The Reporting Person’s spouse, in addition to the Reporting Person, has Economic Rights with respect to the 67,500 Shares held directly by the Reporting Person’s spouse. The Reporting Person’s children have Economic Rights with respect to the 218,250 Shares owned by the two limited liability companies and the 30,750 Shares owned by the trust.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

From time to time, the Issuer has granted to the Reporting Person restricted stock units (RSUs), pursuant to the Issuer’s Amended and Restated 1994 Stock and Incentive Plan (the “1994 Plan”). An aggregate of 6,750 Shares are currently subject to issuance to the Reporting Person pursuant to RSUs. Each grant of RSUs vests over time. Of these Shares, 2,250 Shares will vest and be issued in May, 2020, provided that the Reporting Person remains associated with the Issuer at that time (these Shares are included in the Shares beneficially owned as set forth above in this Report). The remaining 4,500 Shares will vest in increments over the next four years, provided that the Reporting Person remains associated with the Issuer at the time the Shares are due to vest.

Item 7.	Material to be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 20, 2020

/s/ Robert B. Barnhill, Jr.
Robert B. Barnhill, Jr.

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